Contact

Top Skills

Strategy
Business Development
Digital Transformation

Languages

Russian (Professional Working)
English (Native or Bilingual)
Hebrew (Native or Bilingual)

Honors-Awards

Great Client Work Award

Publications

M&A Activity Heats up in Specialty Pharmacy

A Look At The Changing Specialty Rx Landscape

Ella Seitz

Managing Partner at Esplanade HealthTech Ventures | Investor & Value Creator
Toronto, Ontario, Canada

Summary

Investor and value creator in the healthcare space with investment, advisory and operational experience in healthcare, having worked with early stage and fortune 100 healthcare companies. I am a Partner with Esplanade Ventures, Canada's premier digital health venture capital fund. Through my work at Esplanade, I support partner with startups globally, advising them on growth, innovation and fundraising.

Experience

Esplanade Ventures

5 years 10 months

Managing Partner
October 2024 - Present (1 year 2 months)

Partner
May 2021 - October 2024 (3 years 6 months)
Canada

Esplanade Ventures is an early-stage digital health venture capital fund. Initially formed in 2019 by the founders of Medisys Health Group and Persistence Capital Partners, Canada's largest Healthcare Private Equity firm. Our team creates value using our deep healthcare knowledge, extensive network, active strategic direction, and key partnerships through distribution channels.

We are led by owners and operators of healthcare businesses within Canada and globally to establish a leading, interconnected digital health ecosystem and scale portfolio companies. We have offices in Montreal and Toronto.

Principal
February 2020 - April 2021 (1 year 3 months)
Canada

VHA Home HealthCare
Director, Board Of Directors
April 2021 - Present (4 years 8 months)
Toronto, Ontario, Canada

Global Women in VC
Healthcare Channel Moderator
March 2020 - Present (5 years 9 months)

Gradaway
Strategy & Business Development Advisor
June 2019 - June 2020 (1 year 1 month)
Fintech Start Up focused on Student Loan Borrowing and Financial Well Being

Advisor to a FinTech Startup tackling student loan borrowing with a comprehensive SaaS API solution. Focus on developing new customers, building partnership and fund raising with angel investors and venture capital firms

McKesson
2 years

Vice President, Enterprise Business Owner - Global Retail Transformation
2019 - 2020 (1 year)
Global Integrated Healthcare Company - Fortune 10

As part of the Transformation office, reporting into the President of the Transformation office and responsible for leading strategy and execution for top cross-BU retail pharmacy for over 40,000 retail assets across Canada, the US and Europe.

Priority initiatives include developing omni-channel capabilities, building global category management, setting up an innovation lab, expanding top-to-top customer and supplier relationships, and embedding Agile capabilities for retail pharmacy owned, franchise and independent retailers.

Vice President, Corporate Strategy & Business Development
2018 - 2019 (1 year)
Toronto, Canada Area

Reporting to the President, as a member of the Canadian Executive Team led the development of new corporate strategy, organic and M&A BU growth and operational strategy across McKesson Canada's portfolio of business segments - Specialty, Distribution and Retail Pharmacy Banners. Developing growth strategy, portfolio analysis, strategic planning, network transformation, embedding agile methodologies and tracking execution against strategy including project and change management.

Kearney
Principal
2013 - 2018 (5 years)
Toronto, New York

Fast track and consistent top performer (top 5%). Engagements span global, US and Canadian clients across healthcare and retail including pharmaceutical, consumer goods and medical device manufacturers, pharmaceutical distributors, retail pharmacy, grocery retail, payors, specialty pharmacy and consumer health clients.

Specialties:
Growth Strategy | Innovation | Operating Model Design and Transformation | M&A | Patient Adherence | Digital Strategy | Operational Improvement | Payer / PBM Management | Change Management | Quality & Compliance | Brand Protection & Illicit Trade | Product Safety | Risk Management | Sustainability | Cost Reduction | Portfolio Management | Design Thinking and Agile

Accenture
Consultant
2009 - 2013 (4 years)
Canada, USA, Israel

Consultant within Accenture's Business Intelligence and Analytics practice. Worked on Asset Analytics, Performance Management, Business Planning, Forecasting and Standard Costing Projects.

Developed functional expertise within the retail, utilities, logistics and transportation industries working with private and public clients.

Extracurricular involvement includes: Accenture's Women's Initiatives, Junior Achievement, Campus Recruitment

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Education

The University of Western Ontario - Richard Ivey School of Business
Master of Business Administration (MBA)

McGill University

Bachelor of Commerce, Finance, Global Strategy, Political Science